

September 1, 2021

Roger Byrd
General Counsel
EASTMAN KODAK CO
343 State Street
Rochester, NY 14650

> **Re: EASTMAN KODAK CO**
> **Form 10-K filed March 16, 2021**
> **10-Q filed August 10, 2021**
> **File No. 001-00087**

Dear Mr. Byrd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-Q filed August 10, 2021

Liquidity and Capital Resources, page 42

1. The disclosure on page 11 indicates that your $225 million term loan has no financial maintenance covenants. Given the materiality of this item to your liquidity, please disclose whether the loan includes any subjective acceleration clauses or cross-default provisions.

Form 10-K filed March 16, 2021

Pension and Other Postretirement Benefits, page 31

2. You disclose several material assumptions and state that "significant differences" in actual experience would impact your pension costs and obligations. Given the materiality of your pension income, assets and liabilities to your financial statements, please disclose whether these past estimates and assumptions have materially differed from actual results. See Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

3. The disclosure on page 88 indicates that $3.3 billion of your $3.7 billion in Major U.S. Pension Plan Assets are measured at net asset value. Consequently, it is unclear whether these assets have a readily determinable fair value. Please expand your disclosure to enable a better understanding of the nature and risks of these investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value per share. In this regard, certain of the disclosures outlined in ASU 820-10-50-6A would appear to be relevant.

4. Based on the disclosure on page 91, it appears that 33% of your December 31, 2020 major U.S. pension plan investments is comprised of derivative instruments. Consequently, it is not clear whether your loss exposure on these derivatives could materially exceed the carrying value of the investments. Please provide a disclosure that clarifies this issue and identifies all known factors that could precipitate material losses in your derivatives portfolio such as increases in interest rates, decreases in company-specific or sector-specific equity prices, etc. See Section 501.02 of the Financial Reporting Codification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot, staff accountant, at (202) 551-3738 or Terence O'Brien, Branch Chief, at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

Division of Corporation Finance
Office of Life Sciences